Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Revlon Employees’ Savings, Investment and Profit Sharing Plan:

We consent to incorporation by reference in the Registration Statement of Revlon, Inc. on Form S-8 (File No. 333-48871) of our report dated June 25, 2008, relating to the Statement of Net Assets Available for Benefits of the Revlon Employees’ Savings, Investment and Profit Sharing Plan as of December 31, 2007, the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2007, and the related supplemental schedule, Schedule H line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007, which appears in the December 31, 2007 annual report on Form 11-K of the Revlon Employees’ Savings, Investment and Profit Sharing Plan.

/s/ KPMG, LLP
New York, New York
June 25, 2008